Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Alpha Core Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$45,000,000.00	(1)	0.01531%	$6,889.50(2)
Fees Previously Paid	–			–
Total Transaction Valuation	$45,000,000.00	(1)
Total Fees Due for Filing				$6,889.50
Total Fees Previously Paid				–
Total Fee Offsets				–
Net Fee Due				$6,889.50

(1) Calculated as the aggregate maximum purchase price for Common Units.

(2) Calculated at $153.10 per $1,000,000 of the Transaction Valuation.